

November 26, 2012

Via E-mail
Peter H. Nachtwey
Chief Financial Officer
Legg Mason, Inc.
100 International Drive
Baltimore, Maryland 21202

      Re: **Legg Mason, Inc.**
               Form 10-K for Fiscal Year Ended March 31, 2012
               Filed May 25, 2012
               Form 10-Q for Fiscal Quarter Ended September 30, 2012
               Filed November 6, 2012
               Response dated November 19, 2012
               File No. 1-8529

Dear Mr. Nachtwey:

      We have reviewed your response letter dated November 19, 2012, and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended March 31, 2012

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 23

Critical Accounting Policies and Estimates, page 46
Goodwill, page 52

1. We note your responses to comments 3, 4 and 5 in our letter dated October 29, 2012. In light of the significant changes to your reporting unit and methodology to estimate the fair value of the reporting unit for purposes of testing goodwill for impairment, please provide us with the revisions you intend to make to the draft disclosures you provided to us in your letter dated September 17, 2012, comment 5. As part of your discussion regarding the comparison of the estimated fair value of the reporting unit to your market capitalization, as calculated,

and the corresponding implied control premium, please disclose the EBITDA multiple you used in your guideline transactions method and how you determined this multiple is reasonable. Please also provide the explanation in your last paragraph of your response to comment 5 in your letter dated November 19, 2012, that clarifies typical asset manager transactions are valued on EBITDA multiples rather than consideration of control premiums to the current trading price of the entities' stock. Finally, please provide us with the accounting policy you intend to include in future filings regarding the testing of goodwill for impairment.

2. Please address the need to provide investors with updated information regarding the revisions to your testing of goodwill for impairment and how these revisions impact the disclosures included in the filings incorporated by reference in your pending Form S-4. Please ensure your response addresses your disclosure that your cash flows would need to deviate by 51% for goodwill to be impaired in addition to your methodology disclosures.

3. We note that you begin the process of testing goodwill and the indefinite-life intangible assets for impairment on October 31. Please provide us with an understanding of the preliminary results of your testing, including your consideration for providing investors with additional information in your Form S-4. In this regard, please refer to Item 303 of Regulation S-K, SAB Topic 5:P.4, and Sections 216, 501.02 and 501.12.b.3, 501.12.b.4, and 501.14 of the Financial Reporting Codification for guidance regarding forewarning disclosures and disclosures regarding uncertainties associated with the realizability of material assets.

Form 10-Q for Fiscal Quarter Ended September 30, 2012

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 32
Assets Under Management, page 33

4. We note the disclosure you provided in response to comment 1 in our letter dated October 29, 2012. In future filings, please expand this disclosure to include a discussion and analysis of material changes in the overall effective fee rate and/or the average fee rates for the most recent period presented in comparison to any of the other periods presented.

Critical Accounting Policies, page 55
Indefinite-Life Intangible Assets, page 55

5. Please expand your disclosure regarding the amount of AUM supporting the domestic mutual fund contracts acquired in the CAM transaction to quantify the three asset classifications (i.e., equity, fixed-income, and liquidity). In this regard, we note your response to comment 3 in your letter dated October 11, 2012, in which you note that approximately one-third of your domestic mutual fund AUM is comprised of liquidity assets, which is more than double the domestic mutual fund industry trend of less than one-sixth of total domestic AUM in

liquidity funds. Further, liquidity funds generate lower cash flow than equity funds or fixed-income funds.

6. We note your disclosure that cash flows generated by new funds added to the fund group are included when determining the fair value of the intangible asset. Please confirm to us and expand your disclosures in future filings to confirm that the new funds are managed/operated under the original proprietary fund contracts acquired from Citigroup Asset Management or Permal. If these new funds are managed/operated under newly signed contracts, please provide us with a comprehensive explanation as to why the cash flows associated with the new funds are included in the cash flows generated by funds under the proprietary fund contracts that generated the indefinite-life intangible assets.

7. We note the additional disclosures you intend to include in response to the fourth bullet of comment 6 in our letter dated October 29, 2012. Please provide more specific observations about how the assumptions and estimates included in your discounted cash flow analysis for the domestic mutual fund contracts acquired in the CAM transaction differ from your historical, actual results. In this regard, we note that you incorporate industry statistics in your growth assumptions. In response to comment 3 in our letter dated September 20, 2012, you describe specifics about how your domestic mutual funds have differed from the domestic mutual fund industry. Further, based on your response to comment 1 in our letter dated August 30, 2012, and your response to comment 9 in our letter dated October 29, 2012, there appears to be other variances in your estimates of AUM net cash flows and AUM market growth rates as compared to your historical results for the twelve-months ended December 31, 2011. Please provide investors with a more specific discussion of these variances and why you believe your assumptions are reasonable. Please provide us with the disclosures you intend to include in future filings.

     You may contact Tracey Smith, Staff Accountant, at (202) 551-3736, or in her absence, me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief